October 4, 2006


By facsimile to (312) 407-0411 and U.S. Mail


Mr. Gregory S. Schlicht
Vice President, General Counsel, and Corporate Secretary
US BioEnergy Corporation
5500 Cenex Drive
Inver Grove Heights, MN 55077

Re:	US BioEnergy Corporation
	Pre-effective Amendments 1 and 2 to Registration Statement on
Form S-1
	Filed September 20 and 26, 2006
File No. 333-136279

Dear Mr. Schlicht:

	We reviewed the filings and have the comments below.

Summary, page 1

1. We note the response in the risk fifth risk factor to prior comment 9 that USBE accounted for less than 1% of the ethanol production capacity in the United States as of June 2006. In the summary and business sections, however, you state that your expansion plans will make you one of the largest ethanol producers in the U. S.
by the end of 2006. Please elaborate in the summary and business sections on why you believe this to be the case, given your production capacity at the end of June 2006 and the fact that only a part of your expansion plan, namely, completion of the Albert City facility and expansion of the Platte Valley facility, is expected to be completed by the end of 2006. Furthermore, based on your chart on page 2, it appears that you expect to increase your nameplate capacity by only 150% by the end of 2006.


Risk Factors, page 12

2. We note the response in the eleventh risk factor to prior comment
9 that USBE expects to incur "significant" additional construction costs to meet unanticipated water discharge requirements for its projects located in Minnesota. Clarify whether these significant costs are in addition to the amounts that you have disclosed elsewhere in the prospectus as being required to complete the projects. If so, quantify the known or estimated accounts of the additional construction costs.

Certain relationships and related party transactions, page 115

3. We note the response to prior comment 31 that if the consideration for the transactions included shares of common stock, the number of shares issued was based on the "applicable fair market value" of the common stock. As requested previously, disclose the actual value of the shares issued in each applicable transaction. We note the disclosures in the financial statements` notes 3, 6 and 10 on pages
F-13, F-35, and F-74.

Description of Indebtedness, page 124

4. For any credit facility or other financial instrument such as the
Platte Valley expansion construction loan, the Albert City senior secured credit facility, the Woodbury senior secured credit facility, and the Provista senior secured revolving credit facility that requires USBE or one of its subsidiaries to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Further, state whether USBE and, if applicable, the subsidiary are in compliance with the ratios and tests as of the most recent date practicable. Alternatively, provide the disclosure in MD&A and include here a cross reference to it.
We
note the disclosures in section 5.01 and exhibit A of exhibits
10.7
and 10.9, section 6.2 of exhibits 10.11 and 10.26, and section 10 of exhibit 10.28.

Condensed Consolidated Balance Sheets, page F-26

5. We note that your goodwill balance increased significantly during
the six months ending June 30, 2006, representing approximately
25%
of total assets. We note that majority of the goodwill recorded relates to your Platte Valley acquisition for which the purchase price allocation has been recently finalized. Please tell us and disclose why almost half of the Platte Valley purchase price was recorded as goodwill and none of the purchase price was allocated to any intangibles. We would expect that some of the purchase price would be allocated to customer contracts and lists. With regards to your acquisitions of development companies; US Bio Hankinson and US
Bio Ord, tell us why none of your purchase price was allocated to site acquisition and development costs (zoning, permits, engineering studies, land options, regulatory approvals). In this regard, it is unclear why any of the purchase price of development stage companies would be allocated to goodwill. Please refer to paragraph A14 of SFAS 141.

Exhibit Index

6. We note that USBE is making a request for confidential treatment of exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, and 10.22. Expand
the asterisk disclosure to indicate that the omitted portions of the exhibits have been filed separately with the Commission.

Exhibit 10.25

7. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file exhibit A, please refile the exhibit in its entirety.

Closing

	File an amendment to the registration statement in response to the comments. To expedite our review, USBE may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
USBE thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since USBE and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If USBE requests acceleration of the registration statement`s effectiveness, USBE should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve USBE from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* USBE may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that USBE provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior
Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long
   Assistant Director


cc:	Brian W. Duwe, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	333 West Wacker Drive
	Chicago, IL 60606

	Paul L. Choi, Esq.
	Sidley Austin LLP
	1 South Dearborn Street
	Chicago, IL 60603



Mr. Gregory S. Schlicht
October 4, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE